UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16119P108

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16119P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Broadband Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 59,465,776 (2)
	8.	Shared Voting Power 0 (3)
	9.	Sole Dispositive Power 59,465,776 (2)
	10.	Shared Dispositive Power 0 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,465,776 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
13.	Percent of Class Represented by Amount in Row (11) 27.3% (2) (3) (4)
14.	Type of Reporting Person (See Instructions) CO

(1) The Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended (the “Stockholders Agreement”), by and among Charter Communications, Inc. (“Legacy Charter”), CCH I, LLC (now known as Charter Communications, Inc., the “Issuer” or “Charter”), Advance/Newhouse Partnership (“A/N”) and Liberty Broadband Corporation (“Liberty Broadband” or the “Reporting Person”) contains provisions relating to the ownership and voting of the Issuer’s Class A common stock by the Reporting Person. The Reporting Person expressly disclaims the existence of any membership in a group with A/N.

(2) Subject to certain restrictions contained in the Stockholders Agreement. See Item 6 of the Schedule 13D.

(3) As of February 23, 2021, does not include any shares of Class A common stock (including on an as-converted and as-exchanged basis) owned by A/N subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”). Pursuant to the A/N Proxy/ROFR Agreement, A/N granted Liberty Broadband a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Class A common stock and the share of Class B common stock of the Issuer (which entitles A/N to vote on any matter submitted for a vote of the holders of Class A common stock such number of votes equal to the number of shares of Class A common stock into which the Common Units (as defined below) and convertible preferred units of Charter Holdco (as defined below) held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Class A common stock are delivered upon conversion or exchange) held by A/N (such shares, the “Proxy Shares”), that, combined with shares of the Issuer’s Class A common stock owned by the Reporting Person, result in Liberty Broadband having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares is capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer. The irrevocable proxy expires May 18, 2021. As of February 23, 2021, Liberty Broadband beneficially owns 27.3% of the shares of Class A common stock deemed outstanding for purposes of this Amendment No. 9 to the Reporting Person’s Schedule 13D. See Item 6 of the Schedule 13D regarding certain voting restrictions. As a result, the number of Proxy Shares is zero and Liberty Broadband does not have the right to vote any shares of Class A common stock pursuant to the A/N Proxy/ROFR Agreement, in each case as of February 23, 2021. The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of shares repurchased by the Issuer including from A/N pursuant to the previously disclosed letter agreement between Charter and A/N, dated December 21, 2017 (the “A/N-Charter Letter Agreement”), and the number of shares of the Issuer’s Class A common stock owned by the Reporting Person. However, the maximum voting power of the Proxy Shares is subject to a cap of 7.0% of the outstanding voting power of the Issuer from time to time. A/N also granted to Liberty Broadband a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over all of the first and last common units (the “Common Units” which are exchangeable into shares of the Issuer’s Class A common stock) of Charter Communications Holdings, LLC (“Charter Holdco”) or all of the shares of the Issuer’s Class A common stock (including shares of Class A common stock issued upon exchange of Common Units), proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016. On February 23, 2021, Liberty Broadband waived, until May 18, 2021, its rights under the A/N Proxy/ROFR Agreement and the Stockholders Agreement relating to such right of first refusal.

(4) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A common stock deemed outstanding is 217,757,597, which amount includes (i) 193,730,992 shares of the Issuer’s Class A common stock reported as outstanding as of December 31, 2020 by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on January 29, 2021 and (ii) 24,026,605 shares of the Issuer’s Class A common stock into which Common Units and preferred units of Charter Holdco are convertible or exchangeable, based on Amendment No. 5 to A/N’s Schedule 13D filed on February 5, 2020 and A/N’s Form 4 filed on February 8, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

This statement on Schedule 13D/A relates to the Class A common stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband” or the “Reporting Person”), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015, Amendment No. 2 filed with the SEC on June 1, 2015, Amendment No. 3 filed with the SEC on May 26, 2016, Amendment No. 4 filed with the SEC on December 30, 2016, Amendment No. 5 filed with the SEC on December 29, 2017, Amendment No. 6 filed with the SEC on March 4, 2020, Amendment No. 7 filed with the SEC on August 7, 2020 and Amendment No. 8 filed with the SEC on December 23, 2020 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 9 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 23, 2021, Charter and Liberty Broadband entered into a letter agreement (the “Charter-Liberty Broadband Letter Agreement”) in order to implement, facilitate and satisfy the obligation of Liberty Broadband and each other Liberty Party (as defined in the Stockholders Agreement (as defined below)) to participate in repurchase, redemption or buyback transactions as contemplated by Section 4.1(b) of the Stockholders Agreement if following any such transaction Liberty Broadband’s equity interest in Charter on a Fully Exchanged Basis (as defined in the Stockholders Agreement) and fully diluted basis would exceed the greater of (i) the Voting Cap (as defined and described in the Schedule 13D) and (ii) 26% (the “Ownership Cap”). The Ownership Cap is currently 26%. Pursuant to the Charter-Liberty Broadband Letter Agreement, following any month during which Charter purchases, redeems or buys back shares of Common Stock, and prior to certain meetings of Charter’s stockholders, Liberty Broadband and each other Liberty Party will be obligated to sell to Charter, and Charter will be obligated to purchase, such number of shares of Common Stock as is necessary (if any) to reduce Liberty Broadband’s percentage equity interest in the Issuer, on a Fully Exchanged Basis and fully diluted basis, to the Ownership Cap (each such purchase and sale transaction, an “Issuer Repurchase”). Such sales are required pursuant to the Stockholders Agreement and do not indicate any change in Liberty Broadband’s plans or intentions with respect to the Issuer. For as long as the Stockholders Agreement and the Charter-Liberty Broadband Letter Agreement remain in effect, while Liberty Broadband’s equity interest in the Issuer may fluctuate as a result of issuances, repurchases, redemptions or buybacks by the Issuer prior to each Issuer Repurchase, upon completion of each Issuer Repurchase, Liberty Broadband’s equity interest in the Issuer, on a Fully Exchanged Basis and fully diluted basis, should remain at the Ownership Cap. Therefore, the Reporting Person does not intend to disclose periodic Issuer Repurchases made in the normal course pursuant to the Charter-Liberty Broadband Letter Agreement, except as otherwise required by law.

The information contained in Item 6 of this Amendment is incorporated by reference into this Item.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The Reporting Person is the beneficial owner of 59,465,776 shares of Common Stock. The 59,465,776 shares of Common Stock constitute 27.3% of the 217,757,597 shares of Common Stock deemed outstanding for purposes of this Amendment, which amount includes (i) 193,730,992 shares of the Issuer’s Common Stock reported as outstanding as of December 31, 2020 by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on January 29, 2021, and (ii) 24,026,605 shares of Common Stock into which the Class B common units (the “Common Units”) and convertible preferred units (the “Preferred Units”) of Charter Holdco are convertible or exchangeable, based on Amendment No. 5 to the Schedule 13D of Advance/Newhouse Partnership (“A/N”) filed on February 5, 2020 and A/N’s Form 4 filed on February 8, 2021. Mr. John C. Malone beneficially owns 1,691 shares of Common Stock. Mr. Gregory B. Maffei beneficially owns 3,711 shares of Common Stock. To the Reporting Person’s knowledge, Mr. Malone and Mr. Maffei each have sole voting and dispositive power over the shares of Common Stock beneficially owned by them. J. David Wargo beneficially owns 25,045 shares of Common Stock. To the Reporting Person’s knowledge, Mr. Wargo has shared dispositive power over the shares of Common Stock beneficially owned by him. Gregg L. Engles beneficially owns 97 shares of Common Stock consisting of nine shares held by his spouse and 88 shares held by a family partnership. To the Reporting Person’s knowledge, Mr. Engles has shared voting and dispositive power over the shares of Common Stock held by his spouse and sole voting and dispositive power over the shares of Common Stock held by a family partnership. Julie D. Frist beneficially owns 1,573 shares of Common Stock, which includes (i) 643 shares of Common Stock held by four trusts of which Ms. Frist is the trustee for the benefit of her immediate family members and (ii) 930 shares held by three trusts over which Ms. Frist may be deemed to have shared dispositive power. To the Reporting Person’s knowledge, Ms. Frist has sole voting and dispositive power over the shares of Common Stock described in clause (i) of the prior sentence and shared dispositive power over the shares of Common Stock described in clause (ii) of the prior sentence. Ms. Frist disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein, and the inclusion of these shares in this Amendment shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

The Reporting Person has the sole power to vote or to direct the voting of 59,465,776 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, as amended (the “Stockholders Agreement”), by and among Charter Communications, Inc. (“Legacy Charter”), Charter, A/N and Liberty Broadband, including the limitations described in Item 6 of the Schedule 13D.

As of February 23, 2021, does not include any shares of Common Stock (including shares of Common Stock issuable on an as-converted and as-exchanged basis) owned by A/N subject to the Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among the Reporting Person, A/N and for limited purposes, Legacy Charter and the Issuer (the “A/N Proxy/ROFR Agreement”). Pursuant to the A/N Proxy/ROFR Agreement, A/N granted the Reporting Person a 5-year irrevocable proxy to vote, subject to certain limitations, up to that number of shares of Common Stock and the share of Class B common stock of the Issuer (which entitles A/N to vote on any matter submitted for a vote of the holders of Common Stock such number of votes equal to the number of shares of Common Stock into which the Common Units and convertible Preferred Units of Charter Holdco (as defined below) held by A/N and its affiliates are convertible or exchangeable, as applicable, in each case, assuming only shares of Common Stock are delivered upon conversion or exchange) held by A/N (such shares, the “Proxy Shares”), that, combined with shares of Common Stock owned by the Reporting Person, result in Liberty Broadband having voting power in the Issuer equal to 25.01% of the outstanding voting power of the Issuer; provided, that the number of Proxy Shares is capped at a number of shares having not more than 7.0% of the outstanding voting power of the Issuer. The irrevocable proxy expires May 18, 2021. As of February 23, 2021 Liberty Broadband beneficially owns 27.3% of the shares of Common Stock deemed outstanding for purposes of this Amendment No. 9 to the Reporting Person’s Schedule 13D. See Item 6 of the Schedule 13D regarding certain voting restrictions. As a result, the number of Proxy Shares is zero and Liberty Broadband does not presently have the right to vote any shares of Common Stock pursuant to the A/N Proxy/ROFR Agreement, in each case as of February 23, 2021. The number of Proxy Shares will vary from time to time based upon, among other things, the number of shares and voting power of the Issuer outstanding from time to time, the number of shares repurchased by the Issuer including from A/N pursuant to the previously disclosed letter agreement between Charter and A/N, dated December 21, 2017 (the “A/N-Charter Letter Agreement”), and the number of shares of Common Stock owned by the Reporting Person. However, the maximum voting power of the Proxy Shares is subject to a cap of 7.0% of the outstanding voting power of the Issuer from time to time. A/N also granted to the Reporting Person a right of first refusal, in certain circumstances, for the five year term of the A/N Proxy/ROFR Agreement over all of the first and last Common Units of Charter Communications Holdings, LLC (“Charter Holdco”) or all of the shares of Common Stock issued upon exchange of Common Units, proposed to be transferred by A/N that, in each case, represent 7.0% of the outstanding voting power of the Issuer calculated immediately following the completion of the Issuer’s acquisition of Bright House Networks, LLC on May 18, 2016. On February 23, 2021, Liberty Broadband waived, until May 18, 2021, its rights under the A/N Proxy/ROFR Agreement and the Stockholders Agreement relating to such right of first refusal.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Charter-Liberty Broadband Letter Agreement

Under the Stockholders Agreement, if Charter or any of its subsidiaries repurchases, redeems or buys back any shares of Common Stock and following such transaction Liberty Broadband’s equity interest in Charter on a Fully Exchanged Basis and a fully diluted basis would exceed the Ownership Cap, Liberty Broadband and each other Liberty Party is required to participate in such transaction to the extent necessary so that Liberty Broadband’s equity interest on a Fully Exchanged Basis and fully diluted basis does not exceed its Ownership Cap following such transaction (the "Participation Requirement"). On February 23, 2021, Charter and Liberty Broadband entered into the Charter-Liberty Broadband Letter Agreement in order to implement, facilitate and satisfy this obligation. Pursuant to the Charter-Liberty Broadband Letter Agreement, following any month during which Charter purchases, redeems or buys back shares of Common Stock, and prior to certain meetings of Charter’s stockholders, Liberty Broadband and each other Liberty Party will be obligated to sell to Charter, and Charter will be obligated to purchase, such number of shares of Common Stock as is necessary (if any) to reduce Liberty Broadband’s percentage equity interest in the Issuer, on a Fully Exchanged Basis and fully diluted basis, to the Ownership Cap. The per share sale price for each Issuer Repurchase will be equal to the volume weighted average price paid by the Issuer in its repurchases, redemptions and buybacks of Common Stock (subject to certain exceptions) during the month prior to the Issuer Repurchase (or, if applicable, during the relevant period prior to the relevant meeting of Charter stockholders). Pursuant to the Stockholders Agreement and the Charter-Liberty Broadband Letter Agreement, it is a condition to any Issuer Repurchase that the Issuer’s board of directors shall have adopted resolutions pursuant to the requirements of Rule 16b-3 of the Exchange Act exempting such disposition to the Issuer from Section 16(b). The Charter-Liberty Broadband Letter Agreement terminates upon the earliest of (i) mutual written agreement of the parties, (ii) the termination of the Stockholders Agreement as to Charter or Liberty Broadband in accordance with its terms and (iii) 12:01 a.m. following the first end date of a repurchase period occurring at least ten days after either party, in its sole discretion, delivers a written termination notice to the other party (provided, that, in the case of clause (iii), the rights and obligations of the parties under the Charter-Liberty Broadband Letter Agreement survive with respect to a repurchase period ending prior to such termination). Upon the effectiveness of any termination of the Charter-Liberty Broadband Letter Agreement, the Stockholders Agreement, including the Participation Requirement, continues in effect in accordance with its terms.

Under the terms of the Charter-Liberty Broadband Letter Agreement, the Reporting Person expects the first Issuer Repurchase to occur in March 2021.

Waiver of Right of First Refusal

On February 23, 2021, Liberty Broadband waived, until May 18, 2021, the expiration date of the A/N Proxy/ROFR Agreement, its rights under the A/N Proxy/ROFR Agreement and the Stockholders Agreement relating to a right of first refusal on sales of Common Stock or Common Units by A/N or certain permitted transferees of A/N.

The foregoing summary of the Charter-Liberty Broadband Letter Agreement is qualified by reference to the full text of the Charter-Liberty Broadband Letter Agreement, which document is incorporated herein by reference and attached as Exhibit 7(w) to this Amendment.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(w)	Letter Agreement, dated as of February 23, 2021, by and between Charter Communications, Inc. and Liberty Broadband Corporation.
7(x)	Assistant Secretary’s Certificate.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 24, 2021	LIBERTY BROADBAND CORPORATION

	By:	/s/ Brittany A. Uthoff
		Name:	Brittany A. Uthoff
		Title:	Vice President

EXHIBIT INDEX

7(a)	Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 29, 2015 (the “May 29, 2015 8-K”)).
7(b)	Voting Agreement, dated May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to the May 29, 2015 8-K).
7(c)	Contribution Agreement, dated May 23, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc. CCH I, LLC and Nina Corporation I, Inc. (incorporated by reference to Exhibit 10.3 to the May 29, 2015 8-K).
7(d)	Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, by and between Liberty Broadband Corporation and Liberty Interactive Corporation (incorporated by reference to Exhibit 10.4 to the May 29, 2015 8-K).
7(e)	Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, JANA Nirvana Master Fund, L.P., JANA Master Fund, Ltd., and Coatue Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to the May 29, 2015 8-K).
7(f)	Amended and Restated Investment Agreement, dated May 29, 2015, by and between Liberty Broadband Corporation and Quantum Partners LP (incorporated by reference to Exhibit 10.6 to the May 29, 2015 8-K).
7(g)	Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Soroban Master Fund LP and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.7 to the May 29, 2015 8-K).
7(h)	Amended and Restated Assignment and Assumption Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Soroban Master Fund LP, and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.8 to the May 29, 2015 8-K).
7(i)	Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).
7(j)	Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).
7(k)	Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership (incorporated by reference to Annex C to CCH I, LLC’s Registration Statement on Form S-4 (File No. 333-205240), filed with the Securities and Exchange Commission on June 26, 2015).
7(l)	Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.9 to the May 29, 2015 8-K).
7(m)	Assistant Secretary’s Certificate (previously filed as Exhibit 7(e) to the Schedule 13D of the Reporting Person, filed on November 13, 2014).
7(n)	Amendment No. 1 to the Proxy and Right of First Refusal Agreement, dated May 13, 2016, by and among Liberty Broadband Corporation, Liberty Interactive Corporation and LV Bridge, LLC (previously filed as Exhibit 7(n) to the Schedule 13D of the Reporting Person, filed on May 26, 2016).
7(o)	Proxy and Right of First Refusal Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and for limited purposes Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 20, 2016).

7(p)	Letter Agreement to the Second Amended and Restated Stockholders Agreement, dated May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership, CCH I, LLC and Charter Communications, Inc. (previously filed as Exhibit 7(p) to the Schedule 13D of the Reporting Person, filed on May 26, 2016).
7(q)	Registration Rights Agreement, dated as of May 18, 2016, by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and Charter Communications, Inc. (incorporated by reference to Exhibit 10.3 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on May 20, 2016).
7(r)	Waiver Letter, dated as of December 23, 2016, by and among Liberty Broadband Corporation, Charter Communications, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 99.2 to Charter Communications, Inc.’s Current Report on Form 8-K (File No. 001-33664), filed with the Securities and Exchange Commission on December 28, 2016).
7(s)	Waiver and Consent Letter, dated as of December 21, 2017, by and among Liberty Broadband Corporation, Charter Communications, Inc. and Advance/Newhouse Partnership (incorporated by reference to Exhibit 7(p) to Advance/Newhouse Partnership’s Amendment No. 2 to Schedule 13D in respect of common stock of Charter Communications, Inc. (File No. 005-57191), filed with the Securities and Exchange Commission on December 22, 2017).
7(t)	Assignment and Assumption Agreement, by and among Liberty Broadband Corporation, Liberty Interactive Corporation (now known as Qurate Retail, Inc.), LV Bridge, LLC, and GCI Liberty, Inc., dated as of March 9, 2018 (previously filed as Exhibit 7(t) to the Schedule 13D of the Reporting Person, filed on March 4, 2020).
7(u)	Agreement and Plan of Merger, dated as of August 6, 2020, by and among GCI Liberty, Liberty Broadband, Grizzly Merger Sub 1, LLC, and Grizzly Merger Sub 2, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on August 7, 2020 (File No. 001-36713)).
7(v)	Termination Agreement, dated as of August 6, 2020, by and among Liberty Broadband Corporation, GCI Liberty, Inc. and LV Bridge, LLC (previously filed as Exhibit 7(v) to the Schedule 13D of the Reporting Person, filed on August 7, 2020).
7(w)	Letter Agreement, dated as of February 23, 2021, by and between Charter Communications, Inc. and Liberty Broadband Corporation.
7(x)	Assistant Secretary’s Certificate.